SEC FILE NUMBER 001-10533

CUSIP NUMBER 767204100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Rio Tinto Alcan 401(k) Savings Plan for Former Employees
Full Name of Registrant

Not Applicable
Former Name if Applicable

c/o Rio Tinto plc, 6 St James’s Square
Address of Principal Executive Office (Street and Number)

London, SW1Y 4AD, United Kingdom
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In late May 2015, McGladrey LLP (“McGladrey”), the independent registered public accounting firm of the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Registrant”), notified the Registrant that it believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the Securities and Exchange Commission’s (the “Commission”) rules on auditor independence. The Services consisted of certain corporate secretarial services provided by a McGladrey associated entity to affiliates of the Registrant. The Services were provided to two South African affiliates of the Registrant and a South African branch of an affiliate to the Registrant from 2006-2015; the fees were not material.

Prior to such notification, the Registrant did not believe there were any issues relating to McGladrey’s independence. McGladrey advised the Registrant that it believes that these Services did not compromise or impair its integrity and objectivity with respect to conducting its audits and issuing reports on the Registrant’s financial statements for the fiscal years ended December 31, 2011, 2012 and 2013, and the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”) which administers the Registrant and acts as its fiduciary, upon careful evaluation, concurs with this conclusion.

In order to ensure that the audit of the Registrant’s financial statements for the fiscal year ended December 31, 2014 could be completed and issued in a timely fashion on June 26, 2015 the BGC terminated McGladrey as the independent auditor of the Registrant. On June 26, 2015, the BGC engaged Anton Collins Mitchell LLP (“ACM”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements, which comprise the statements of net assets available for benefits as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014 and the related notes to the financial statements. This decision was made to ensure independent audit opinions are provided on the financial statements that are required to be filed with the Registrant’s annual report on Form 11-K for the fiscal year ended December 31, 2014 (the “2014 11-K”), the report that is the subject of this filing.

The Registrant and ACM continue to work to complete the necessary audits as quickly as reasonably possible, however, as a result of the steps taken to resolve the foregoing matter, the audits could not be completed by June 29, 2015, the date by which the 2014 11-K is required to be filed under applicable SEC rules, without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Cori Petersen	801	204-2442
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐ Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2015	By	/s/ MATTHEW TOTSCH
		Name	Matthew Totsch
		Title	BGC Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT INDEX

Exhibit Number	Document
99.1	Accountant’s statement